UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

TagLikeMe Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87378P105
(CUSIP Number)

Robert S. Schwartz
c/o Loeb Capital Management
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.		87378P105

1. Name of Reporting Person		Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization		Delaware

Number of	5. Sole Voting Power	-0-
Shares
Beneficially	6. Shared Voting Power	1,859,971
Owned by
Each Reporting	7. Sole Dispositive Power	-0-
Person With
	8. Shared Dispositive Power	1,859,971

9. Aggregate Amount of Beneficially Owned by Each Reporting Person		1,859,971

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11. Percent of Class Represented by Amount in Row (9)		0.57%

12. Type of Reporting Person		IA, PN

CUSIP No.		87378P105

1. Name of Reporting Person		Loeb Offshore Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group		(a) ☒
		(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization		Delaware

Number of	5. Sole Voting Power	-0-
Shares
Beneficially	6. Shared Voting Power	14,693,429
Owned by
Each Reporting	7. Sole Dispositive Power	-0-
Person With
	8. Shared Dispositive Power	14,693,429

9. Aggregate Amount of Beneficially Owned by Each Reporting Person		14,693,429

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11. Percent of Class Represented by Amount in Row (9)		4.44%

12. Type of Reporting Person		IA, PN

CUSIP No.		87378P105

1. Name of Reporting Person		Loeb Arbitrage Offshore Partners, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group		(a) ☒
		(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization		Cayman Islands

Number of	5. Sole Voting Power	-0-
Shares
Beneficially	6. Shared Voting Power	14,693,429
Owned by
Each Reporting	7. Sole Dispositive Power	-0-
Person With
	8. Shared Dispositive Power	14,693,429

9. Aggregate Amount of Beneficially Owned by Each Reporting Person		14,693,429

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11. Percent of Class Represented by Amount in Row (9)		4.44%

12. Type of Reporting Person		CO

CUSIP No.		87378P105

1. Name of Reporting Person		Loeb Management Holding LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group		(a) ☒
		(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization		Delaware

Number of	5. Sole Voting Power	-0-
Shares
Beneficially	6. Shared Voting Power	16,553,400
Owned by
Each Reporting	7. Sole Dispositive Power	-0-
Person With
	8. Shared Dispositive Power	16,553,400

9. Aggregate Amount of Beneficially Owned by Each Reporting Person		16,553,400

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11. Percent of Class Represented by Amount in Row (9)		5.01%

12. Type of Reporting Person		OO, HC

Item 1(a).	Name of Issuer

TagLikeMe Corp.  (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The head offices of the Issuer are located at Third Floor, 7-8 Conduit Street, Mayfair, London, UK W1S 2XF.

Item 2(a).	Name of Person(s) Filing

(i)	Loeb Arbitrage Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LAM”);

(ii)	Loeb Offshore Management LP, a Delaware limited partnership and registered investment adviser with the U.S. Securities and Exchange Commission (“LOM”);

(iii)	Loeb Arbitrage Offshore Partners, Ltd., a Cayman Islands exempted company (“LAOP”);

(iv)	Loeb Management Holding LLC, a Delaware limited liability company (“LMH”), is the general partner of LAM and LOM.

This statement relates to Shares (as defined herein) held for the account of LAOP and for client(s) of LAM for which it has investment discretion.

Together, these entities do business as (“dba”) Loeb Capital Management.

Item 2(b).	Address of Principal Business Office

The address of the principal business office of each of LAM, LOM, LAOP and LMH is 61 Broadway, 24th Floor, New York, NY 10006.

Item 2(c)	Citizenship or Place of Organization

LAM and LOM are limited partnerships organized under the laws of the State of Delaware.
LMH is a Delaware limited liability company.
LAOP is a Cayman Islands exempted company.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001

Item 2(e).	CUSIP Number:

87378P105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c)  ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with  Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of January 17, 2013, Loeb Capital Management (the dba for all of the reporting persons) may be deemed the beneficial owner of 16,553,400 Shares held for the account of LAOP and for client(s) of LAM as to which it has investment discretion.   [See the Cover pages for additional details.]

(b)	Percent of Class:

As of January 17, 2013, Loeb Capital Management (the dba for all of the reporting persons) may be deemed the beneficial owner of approximately 5.01% of Shares outstanding.  (There were 330,940,630 shares of common stock outstanding as of October 28, 2012, according to the Issuer’s quarterly Form 10-Q filed November 19, 2012.)  [See the Cover pages for additional details.]

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote
(ii)	shared power to vote or to direct the vote
(iii)	sole power to dispose or to direct the disposition
(iv)	shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

[See the Item 2.a. above.]

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB OFFSHORE MANAGEMENT LP

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

LOEB ARBITRAGE MANAGEMENT LP

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB OFFSHORE MANAGEMENT LP

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel

LOEB MANAGEMENT HOLDING LLC

Date: January 17, 2013	By: /s/ Robert S. Schwartz
Robert S. Schwartz
General Counsel